                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                            PRIME GROUP REALTY TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   74158J 10 3
                                 (CUSIP Number)

                             ROBERT J. RUDNIK, ESQ.
                            C/O THE PRIME GROUP, INC.
                              77 WEST WACKER DRIVE
                                   SUITE 4200
                                CHICAGO, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                              WAYNE D. BOBERG, ESQ.
                              BRIAN T. BLACK, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                CHICAGO, IL 60601
                                 (312) 558-5600

                               SEPTEMBER 11, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box: |_|

                                  SCHEDULE 13D

------------------------------------------------
CUSIP No.    74158J 10 3
------------------------------------------------

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Michael W. Reschke

-----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
                                                                   (b)  |X|

-----------------------------------------------------------------------------
3.       SEC USE ONLY
-----------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO, BK, PF, AF

------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

----------------------------- ------------------------------------------------
  NUMBER OF SHARES            7.       SOLE VOTING POWER - 360,166
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH
                              ------------------------------------------------
                              8.       SHARED VOTING POWER - 8,322,990

                              ------------------------------------------------

                              9.       SOLE DISPOSITIVE POWER -360,166

                              ------------------------------------------------
                              10.      SHARED DISPOSITIVE POWER -8,322,990
----------------------------- ------------------------------------------------

------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Reschke individually beneficially owns 360,166 Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust (the "Issuer") which number includes 102,388 Common Shares held directly by Mr. Reschke and options to acquire 257,778 Common Shares. Mr. Reschke may be deemed to share beneficial ownership of: (i) the 304,097 Common Units of Limited Partner Interests of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value), directly held by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), by virtue of his ownership of an approximate 50.75% equity interest in PGLP, Inc., an Illinois corporation ("PGLPI"), which is the managing general partner of PG-VI, (ii) the 74,000 Common Shares directly held by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), by virtue of his capacity as managing general partner of PGLP and (iii) the 7,944,893 Common Units directly held by Primestone Investment Partners, L.P., a Delaware limited partnership ("Primestone"), by virtue of his ownership of an approximate 50.75% equity interest in The Prime Group, Inc., an Illinois corporation ("PGI"), which is the Administrative Member of PG/Primestone, L.L.C., a Delaware limited liability company ("PG LLC"), which is the managing general partner of Primestone.

------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                   |_|

------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Mr. Reschke individually beneficially owns 360,166 Common Shares, which number includes 102,388 Common Shares held directly by Mr. Reschke and options to acquire 257,778 Common Shares, which, assuming the exercise of the options, constitute approximately 2.3% of the outstanding Common Shares. Mr. Reschke may be deemed to share beneficial ownership of the: (i) 304,097 Common Units directly held by PG-VI which, assuming exchange of such Common Units for Common Shares, constitute approximately 1.9% of the outstanding Common Shares, by virtue of his ownership of an approximate 50.75% equity interest in PGLPI, which is the general partner of PG-VI, (ii) 74,000 Common Shares directly held by PGLP, which constitute approximately 0.5% of the outstanding Common Shares, by virtue of his position as managing general partner of PGLP and (iii) 7,944,893 Common Units directly owned by Primestone which, assuming exchange of such Common Units for Common Shares, constitute approximately 33.6% of the outstanding Common Shares, by virtue of his ownership of an approximate 50.75% equity interest in PGI which is the Administrative Member of PG LLC, which is the managing general partner of Primestone.

------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON - IN

------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP No.  74158J 10 3
------------------------------------------------------

------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITES ONLY)

         Primestone Investment Partners, L.P.

------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                     (b)  |X|
------------------------------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  BK, OO

------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware, United States of America
----------------------------- ------------------------------------------------
  NUMBER OF SHARES            7.       SOLE VOTING POWER - 7,944,893
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
                              ------------------------------------------------
                              8.       SHARED VOTING POWER - 0
                              ------------------------------------------------
                              9.       SOLE DISPOSITIVE POWER - 7,944,893
                              ------------------------------------------------
                              10.      SHARED DISPOSITIVE POWER - 0
------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,944,893 Common Units of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |_|
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             The 7,944,893 Common Units directly held by Primestone
             Investment Partners, L.P. represent an approximate 33.6%
             equity interest in the Issuer assuming exchange of such Common Units for Common Shares.
------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - PN

------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP No.  74158J 10 3
------------------------------------------------------

------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITES ONLY)

         PG/Primestone, L.L.C.

------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                     (b)  |X|
------------------------------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware, United States of America
------------------------------------------------------------------------------
    NUMBER OF SHARES          7.       SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
                              ------------------------------------------------
                              8.       SHARED VOTING POWER - 7,944,893
                              ------------------------------------------------
                              9.       SOLE DISPOSITIVE POWER - 0
                              ------------------------------------------------
                              10.      SHARED DISPOSITIVE POWER - 7,944,893
------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             PG/Primestone, L.L.C., the managing general partner of Primestone Investment Partners, L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).

------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         SHARES                                                           |_|
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             PG/Primestone, L.L.C., the managing general partner of Primestone Investment Partners, L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners, L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - OO

------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP No.  74158J 10 3
------------------------------------------------------

------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITES ONLY)

         The Prime Group, Inc.

------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                     (b)  |X|
------------------------------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  OO

------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Illinois, United States of America
------------------------------------------------------------------------------
    NUMBER OF SHARES          7.       SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH
                              ------------------------------------------------
                              8.       SHARED VOTING POWER - 7,944,893
                              ------------------------------------------------
                              9.       SOLE DISPOSITIVE POWER - 0
                              ------------------------------------------------
                              10.      SHARED DISPOSITIVE POWER - 7,944,893
------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the managing general partner of
             Primestone Investment Partners, L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units of Prime
             Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares of the Issuer, $0.01 par value per share, at any time (or, at the Issuer's election, cash of equivalent value).
------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |_|
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the managing general partner of Primestone Investment Partners, L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners, L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO

------------------------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

                  This Schedule 13D relates to Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"). All references in this Schedule 13D to the beneficial ownership of Common Shares in connection with any Reporting Person or any other person assumes exchange of all options or Common Units (as defined below) held or beneficially owned by such Reporting Person or other person for Common Shares. The principal executive offices of the Issuer are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601.

Item 2.   IDENTITY AND BACKGROUND.

                  This Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), Primestone Investment Partners, L.P., a Delaware limited partnership ("Primestone"), PG/Primestone L.L.C., a Delaware limited liability company ("PG LLC"), and The Prime Group, Inc., an Illinois corporation ("PGI"). The principal business of Primestone is to hold Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership and the entity through which the business and operations of the Issuer are conducted. The principal business of PG LLC is to act as the managing general partner of Primestone. The principal business of PGI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

                  Reschke owns an approximate 50.75% equity interest in PGI which is the Administrative Member of PG LLC, which is the managing general partner of Primestone. Reschke is the President, Chairman and Chief Executive Officer and a member of the Board of Directors of PGI and the President and a member of the Board of Directors of PGLP, Inc., an Illinois corporation ("PGLPI"). Reschke is also the Chairman of the Board of Trustees of the Issuer, a publicly traded real estate investment trust engaged in the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties, the Chairman of the Board and a member of the Board of Directors of each of Brookdale Living Communities, Inc., a publicly traded Delaware corporation involved in the ownership, development and operation of senior independent and assisted living facilities, and Prime Retail, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers, and a member of the Board of Directors of Horizon Group Properties, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers. The principal business of PGLPI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

                  The business address of Reschke and the address of the principal business and principal office of Primestone, PG LLC and PGI are: c/o The Prime Group, Inc., 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601.

                  BRE/Primestone Investment Management L.L.C., a Delaware limited liability company ("BRE/PIM") is also a general partner of Primestone. The members of BRE/PIM are as follows: Blackstone Real Estate Partners II L.P., a Delaware limited partnership ("BREP II"), Blackstone Real Estate Partners II.TE.1 L.P., a Delaware limited partnership ("TE1"), Blackstone Real Estate Partners II.TE.3 L.P., a Delaware limited partnership ("TE3"), Blackstone Real Estate Partners II.TE.4 L.P., a Delaware limited partnership ("TE4"), Blackstone Real Estate Partners II.TE.5 L.P., a Delaware limited partnership ("TE5"), Blackstone Real Estate Partners II.R (Primestone), a New York partnership ("BREP II.R (Primestone)"), Blackstone Real Estate Investors (Primestone) II Inc., a Delaware corporation ("BREIP II"), and Blackstone Real Estate Holdings II L.P., a Delaware limited partnership ("BREH II"). Blackstone Real Estate Associates II L.P., a Delaware limited partnership ("BREA II") is the general partner of BREP II, TE1, TE3, TE4, TE5 and BREP II.R (Primestone). BREA II is also the general partner of the controlling shareholders of BREIP II. Blackstone Real Estate Management Associates II L.P., a Delaware limited partnership ("BREMA II") is the general partner of BREA II and BREH. BREA II L.L.C., a Delaware limited liability company ("BREA II LLC") is the general partner of BREMA II. John G. Schreiber, an individual ("Schreiber"), is the general partner of BREA II. Peter G. Peterson, an individual

("Peterson"), and Stephen A. Schwarzman, an individual ("Schwarzman"), are the founding members of BREA II L.L.C. The foregoing entities and individuals specified in this paragraph shall be referred to collectively as "Blackstone".

                  The principal business of BRE/PIM is to act as a general partner of Primestone. The principal business of each of BREP II, TE1, TE3, TE4, TE5 and BREH II is to make real estate-related investments. The principal business of BREP II.R (Primestone) and BREIP II is to act as a member in BRE/PIM and BRE/Primestone Investment L.L.C., a Delaware limited liability company ("BRE/PI") which is a limited partner in Primestone. The principal business of BREA II is to act as the general partner of BREP II, TE1, TE3, TE4, TE5, BREP II.R (Primestone) and certain other real estate-related investment entities. The principal business of BREMA II is to act as the general partner of BREA II and BREH II. The principal business of BREA II LLC is to act as the general partner of BREMA II. The principal business address of each of BRE/PIM, BREP II, TE1, TE3, TE4, TE5, BREP II.R (Primestone), BREIP II, BREH II, BREA II, BREMA II and BREA II LLC is 345 Park Avenue, 31st Floor, New York, New York 10154.

                  Schreiber is a United States citizen, and his present principal occupation or employment is making real estate-related investments. The principal business address of Schreiber is Schreiber Investments, 1115 East Illinois Road, Lake Forest, Illinois 60045.

                  Peterson and Schwarzman are United States citizens and the founding members, and serve as the Chairman and President, respectively, of BREA II LLC. Peterson's principal occupation or employment is serving as Chairman of The Blackstone Group L.P. ("TBG"), an investment banking firm based in New York. Schwarzman's principal occupation or employment is serving as the President and CEO of TBG. Peterson and Schwarzman also serve as the founding members of each of Blackstone Group Holdings L.L.C. ("BGH"), which is the general partner of Blackstone Group Holdings L.P., a limited partner of TBG, Blackstone Management Associates II L.L.C. and Blackstone Management Partners L.L.C. The principal business address of each of Peterson and Schwarzman is 345 Park Avenue, 31st Floor, New York, New York 10154.

                  Unless otherwise indicated below, the business address of each person listed below is:

                           77 West Wacker Drive
                           Suite 4200
                           Chicago, Illinois 60601

                  The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see above)) of PGI and of each executive officer of BRE/PIM, as applicable:


Name                                Present Principal Occupation or Employment
----                                ---------------------------------------------
Robert J. Rudnik (A)............    Executive Vice President/General Counsel and
                                    Secretary of PGI; Vice President and
                                    Secretary of PGLPI; Executive Vice
                                    President, General Counsel and Secretary of
                                    Brookdale Living Communities, Inc.


Gary J. Skoien..................    Executive Vice President of PGI; Vice
                                    President of PGLPI; Chairman of the Board,
                                    President and Chief Executive Officer of
                                    Horizon Group Properties, Inc.

Ray R. Grinvalds (A)............    Senior Vice President/Asset and Development
                                    Management of PGI; Vice President of PGLPI


Name                                Present Principal Occupation or Employment
----                                ------------------------------------------

Mark K. Cynkar..................    Senior Vice President/Chief Financial
                                    Officer of PGI; Vice President of PGLPI

Bohdan P. Hirniak...............    Vice President/Land Development Division of PGI

Warren H. John (A)..............    Vice President of PGI; Vice President and
                                    Assistant Secretary of PGLPI

Robert E. Lemke.................    Vice President/Single Family Housing of PGI

Paul A. Roehri..................    Vice President/Director of Accounting of PGI; Vice President of PGLPI

Glenn D. Reschke (A)............    President, Chief Operating Officer and Acting Chief Executive Officer of Prime Retail, Inc.
c/o Prime Retail, Inc.
100 E. Pratt Street
Baltimore, MD 21202

Edward J. John (A) .............     Orthodontist
1420 N. Arlington Heights Rd.
Arlington Heights, IL 60004

Peter G. Peterson (B) ..........     Chariman fo the Board of BRE/PIM

Stephen A. Schwarzman (B) ......     President of BRE/PIM

Thomas J. Saylak (B) ...........     Senior Managing Director and Vice President of BRE/PIM

Kenneth C. Whitney (B) .........     Managing Director and Vice President of BRE/PIM

Gary Sumers (B) ................     Managing Director and Vice President of BRE/PIM

John Z. Kukral (B) .............     Senior Managing Director and Vice President of BRE/PIM

Steven Orbuch (B) ..............     Vice President and Assistant Secretary of BRE/PIM

Dennis J. McDonagh (B) .........     Vice President and Controller of BRE/PIM

Michael A. Puglisi (B) .........     Vice President, Treasurer and Secretary of BRE/PIM

---------------------------
(A)      Director of PGI
(B) Address: c/o BRE/Primestone Investment Management L.L.C., 345 Park Avenue, 31st Floor, New York, NY 10154.

                  All of the executive officers and directors of PGI and BRE/PIM are citizens of the United States of America.

                  During the last five years, none of Reschke, Primestone, PG LLC, PGI, BRE/PIM, BREP II, TE1, TE3, TE4, TE5, BREP II.R (Primestone), BREIP II, BREH II, BREA II, BREMA II, BREA II LLC, Peterson, Schreiber, Schwarzman, nor any of the executive officers or directors of PGI, which is the Administrative Member of PG LLC, which is the managing general partner of Primestone, nor any of the executive officers or directors of BRE/PIM (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to the Formation Agreement, dated as of November 17, 1997 (the "Formation Agreement"), among the Issuer, Prime Group Realty, L.P., a Delaware limited partnership (the "Operating Partnership"), Prime Group Realty Services, Inc., a Maryland corporation, PGI, Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), and Jeffrey A. Patterson, and in connection with the Company's initial public offering of its Common Shares on November 17, 1997, PGI, PGLP and certain of their affiliates contributed to the Operating Partnership (i) their ownership interest in certain property-owning partnerships, (ii) their right to purchase the subordinate mortgage encumbering a certain property from third party lenders, (iii) their rights to acquire certain third parties' ownership interests in certain property-owning partnerships and (iv) substantially all of the assets and liabilities relating to their office and industrial development, leasing and management business. In exchange for this contribution, PGI (and certain of its affiliates) and PGLP received 3,375,000 and 90,000 Common Units from the Operating Partnership, respectively. The Formation Agreement is identified as Exhibit 1 hereto and is incorporated herein by reference. On January 16, 1998, PGLP transferred 37,259 and 5,216 of its Common Units to Warren H. John and Ray R. Grinvalds, respectively. On December 18, 1998, PGLP contributed its remaining 47,525 Common Units to PG-VI.

                  Pursuant to the Contribution Agreement, dated as of October 20, 1997 (the "Contribution Agreement"), among PGI, BRE/PI and BRE/PIM, Primestone was formed. PGI contributed to Primestone the 3,375,000 Common Units it received from the Operating Partnership pursuant to the Partnership Agreement as described above. BRE/PIM and BRE/PI contributed $45 million to Primestone. Pursuant to a Credit Agreement, dated as of November 17, 1997 (the "Credit Agreement"), between Primestone and Prudential Securities Credit Corporation, Primestone borrowed $40.0 million and used such $40.0 million and the $45.0 million contributed to it by BRE/PIM and BRE/PI to purchase an aggregate of 4,569,893 Common Units from the Operating Partnership. The
Credit Agreement is identified as Exhibit 2 hereto and is incorporated herein by reference.

                  In addition, in various purchases during the period from May 15, 1998 to December 31, 1998, Reschke acquired an aggregate of 95,000 Common Shares on the open market at an aggregate price of $1,690,835.05. Reschke also received from the Issuer a grant of (i) 1,388 Common Shares which vested on January 15, 1999, (ii) 1,387 Common Shares which vested on January 15, 2000, (iii) 6,634 Common Shares (3,318 of which vested on January 15, 2000 and 3,316 of which will vest on January 15, 2001), (iv) 5,179 Common Shares which vest in four equal annual installments beginning on January 15, 2000, (v) an option to purchase 175,000 Common Shares, at an exercise price of $20.00 per share, which vests in three equal annual installments beginning on November 17, 1998, (vi) an option to purchase 48,611 Common Shares at an exercise price of $14.00 per share, which vested in its entirety on January 15, 1999, (vii) an option to purchase 35,000 Common Shares at an exercise price of $14.00 per Common Share, which vests in four equal annual installments beginning on January 15, 1999, (viii) an option to purchase 62,500 Common Shares at an exercise price of $13.188 per Common Share, which vested in its entirety on January 15, 2000 and (ix) an option to purchase 50,000 Common Shares at an exercise price of $13.188 per Common Share, which vests in four equal annual installments beginning on January 15, 2000, in each case pursuant to the Issuer's Share Incentive Plan.

                  PG-VI acquired 47,525 Common Units from PGLP as described above. On February 8, 1999, PG-VI acquired 256,572 Common Units from H Group, LLC for an aggregate price of $3,848,580 with funds obtained from the sale of other securities it had held. Finally, in various purchases in December 1998, PGLP acquired 74,000 Common Shares for an aggregate price of $1,065,775 using funds available in its margin account with its broker.

Item 4.  PURPOSE OF TRANSACTION.

                  Primestone acquired the Common Units for investment purposes and to facilitate the formation of the Issuer. Reschke acquired his Common Shares for investment purposes. PGI acquired the Common Units it contributed to Primestone for investment purposes and to facilitate the formation of the Issuer. Neither PG LLC nor Blackstone has directly acquired any securities of the Issuer or the Operating Partnership.

                  Reschke and PGI intend to acquire, directly or indirectly, additional securities of the Issuer on the open market from time to time for investment purposes. Except as stated in the previous sentence, neither Reschke, Primestone, PG LLC, PGI nor Blackstone has any current plans or proposals which relate to or would result in the types of transactions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Reschke directly beneficially owns 360,166 Common Shares, which number includes 102,388 Common Shares and options to acquire 257,778 Common Shares which, assuming the exercise of the options, constitute approximately 2.3% of the outstanding Common Shares. By virtue of (i) his ownership of an approximate 50.75% equity interest in PGLPI (the managing general partner of PG-VI), (ii) his capacity as managing general partner of PGLP and (iii) his ownership of an approximate 50.75% equity interest in PGI which is the Administrative Member of PG LLC, which is the managing general partner of Primestone, Reschke may be deemed to share beneficial ownership of the 304,097 Common Units directly held by PG-VI, the 74,000 Common Shares directly held by PGLP and the 7,944,893 Common Units directly held by Primestone which, assuming exchange of such Common Units for Common Shares and including PGLP's 74,000 Common Shares, would constitute approximately 34.8% of the total outstanding Common Shares.

                  Primestone directly holds 7,944,893 Common Units which, assuming exchange of such Common Units for Common Shares, would constitute approximately 33.6% of the total outstanding Common Shares.

                  Neither PG LLC nor PGI directly holds any Common Shares. By virtue of its position as the managing general partner of Primestone, PG LLC may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone which, assuming exchange of such Common Units for Common Shares, would constitute approximately 33.6% of the total outstanding Common Shares as of the date hereof. By virtue of its position as the Administrative Member of PG LLC, PGI may be deemed to have the shared power to vote or to direct the vote and to dispose or direct the disposition of, and thereby beneficially own, the 7,944,893 Common Shares (or 33.6% of the outstanding Common Shares as of the date hereof) that PG LLC may be deemed to beneficially own.

                  BRE/PIM directly holds no Common Shares. By virtue its position as a general partner of Primestone, BRE/PIM may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone which, assuming exchange of such Common Units for Common Shares, would constitute approximately 33.6% of the total outstanding Common Shares as of the date hereof.

                  BREP II, TE1, TE3, TE4, TE5, BREP II.R (Primestone), BREIP II and BREH II (collectively, the "Blackstone Members") are members of BRE/PIM. By virtue of their positions as members of BRE/PIM, each Blackstone Member may be deemed to have the shared power to vote or to direct the vote and to dispose or direct the disposition of, and thereby beneficially own, the 7,944,893 Common Shares (or 33.6% of the outstanding Common Shares as of the date hereof) that BRE/PIM may be deemed to beneficially own.

                  Because BREA II is the general partner of each of the Blackstone Members (other than BREH II and BREIP II), BREA II may be deemed to have the shared power to vote or to direct the vote and to dispose or direct the disposition of, and thereby beneficially own, the 7,944,893 Common Shares (33.6% of the outstanding Common Shares as of the date hereof) that the Blackstone Members may be deemed to beneficially own. Because BREMA II is the general partner of BREA II and BREH II , BREMA II may be deemed to have the shared power to vote or to direct the vote and to dispose or direct the disposition of, and thereby beneficially own, the 7,944,893 Common Shares (33.6% of the outstanding Common Shares as of the date hereof) that each of BREA II and BREH II may be deemed to beneficially own. Because BREA II LLC is the general partner of BREMA II, BREA II LLC may be deemed to have the shared power to vote or to direct the vote and to dispose or direct the disposition of, and thereby beneficially own, the 7,944,893 Common Shares (33.6% of the outstanding Common Shares as of the date hereof) that BREMA II may be deemed to beneficially own.

                  Because of the requirement that any disposition of an investment (directly or indirectly) by entities to which BREA II serves as general partner requires the approval of Schreiber, Schreiber may be deemed to have the shared power to dispose or direct the disposition of, and thereby beneficially own, the 7,944,893 Common Shares (33.6% of the outstanding Common Shares as of the date hereof) that BREA II may be deemed to beneficially own.

                  Because of their ability to control BREA II LLC, Peterson and Schwarzman may be deemed to have the shared power to vote or to direct the vote and to dispose or direct the disposition of, and thereby beneficially own, the 7,944,893 Common Shares (33.6% of the outstanding Common Shares as of the date hereof) that BREA II LLC may be deemed to beneficially own.

                  (b) Reschke has the sole power to direct the vote and disposition of 360,166 Common Shares directly beneficially owned by Reschke, assuming exercise of his options. Primestone has the sole power to direct the vote and disposition of the 7,944,893 Common Units directly held by Primestone. None of PG LLC, PGI or Blackstone has the sole power to direct the vote and disposition of any Common Shares or Common Units.

                  By virtue of his (i) ownership of an approximate 50.75% equity interest in PGLPI (the managing general partner of PG-VI), (ii) capacity as managing general partner of PGLP and (iii) ownership of an approximate 50.75% equity interest in PGI which is the Administrative Member of PG LLC, which is the managing general partner of Primestone, Reschke may be deemed to share the power to direct the vote and disposition of the 304,097 Common Shares beneficially owned by PG-VI (assuming exchange of PG-VI's Common Units for Common Shares), the 74,000 Common Shares directly held by PGLP and the 7,944,893 Common Shares beneficially owned by Primestone (assuming the exchange of Primestone's Common Units for Common Shares).

                  By virtue of its position as managing general partner of Primestone, PG LLC may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares beneficially owned by Primestone (assuming exchange of Primestone's Common Units for Common Shares.)

                  By virtue of its position as Administrative Member of PG LLC, PGI may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares that PG LLC may be deemed to beneficially own.

                  By virtue of its position as a general partner of Primestone, BRE/PIM may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares beneficially owned by Primestone (assuming the exchange of Primestone's Common Units for Common Shares).

                  By virtue of their position as members of BRE/PIM, the Blackstone Members may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares that BRE/PIM may be deemed to beneficially own.

                  By virtue of its position as the general partner of each of the Blackstone Members (other than BREH II and BREIP II), BREA II may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares that the Blackstone Members (other than BREH II and BREIP II) may be deemed to beneficially own.

                  By virtue of its position as the general partner of BREA II and BREH II, BREMA II may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares that BREA II and BREH II may be deemed to beneficially own.

                  By virtue of its position as the general partner of BREMA II, BREA II LLC may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares that BREMA II may be deemed to beneficially own.

                  Because of the requirement that any disposition of an investment (directly or indirectly) by entities to which BREA II serves as general partner requires the approval of Schreiber, Schreiber may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares that BREA II may be deemed to beneficially own.

                  Because of their ability to control BREA II LLC, Peterson and Schwarzman may be deemed to share the power to vote or to direct the vote and dispose or direct the disposition of the 7,944,893 Common Shares that BREA II LLC may be deemed to beneficially own.

                  (c) Neither Reschke, Primestone, PG LLC, PGI, Blackstone, nor, to the best of their knowledge, any of the executive officers or directors of PGI or BRE/PIM, has effected any transaction in securities of the Company during the past 60 days.

                  (d) Other than LaSalle National Bank, a national banking association ("LaSalle"), pursuant to the terms and conditions of a Pledge Agreement, dated as of December 18, 1998 (as amended, the "Pledge Agreement"), by and between PG-VI and LaSalle, pursuant to which PG-VI has pledged to LaSalle its 47,525 Common Units, and Prudential Securities Credit Corporation ("PSCC"), pursuant to the terms and conditions of a Pledge and Security Agreement, dated as of November 17, 1997 (the "Security Agreement"), between PSCC and Primestone, pursuant to which Primestone has pledged to PSCC all of its 7,944,893 Common Units, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer (or securities exchangeable for securities of the Issuer) held by Reschke, PGI, PG LLC, Primestone or Blackstone, except for Reschke, PGI, PG LLC, Primestone or Blackstone.

                  (e)     Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the terms and conditions of the Registration Rights Agreement, dated as of November 17, 1997 (the "Registration Rights Agreement"), by and among the Company, Edward S. Hadesman Trust dated May 22, 1992, Grandville/Northwestern Management Corporation, an Illinois corporation, Carolyn B. Hadesman Trust dated May 21, 1992, Lisa Hadesman 1991 Trust, Cynthia Hadesman 1991 Trust, Tucker B. Magid, Frances S. Shubert, Grandville Road Property, Inc., an Illinois corporation, Sky Harbor Associates, an Illinois limited partnership, Primestone, PGLP and Jeffrey Patterson (collectively, the "Investors"), the Company granted demand and incidental registration rights to the Investors for the registration under the Securities Act of 1933, as amended, of Common Shares issuable upon exchange of the Common Units owned by the Investors. Accordingly, the resale of such Common Shares has been registered by the Company pursuant to an effective Registration Statement (Registration No. 333-64973).

                  On January 16, 1998, PGLP transferred 37,259 and 5,216 of its Common Units to Warren H. John and Ray R. Grinvalds, respectively. Pursuant to the Assignment and Assumption Agreement, dated as of December 18, 1998 (the "Assignment and Assumption Agreement"), between PGLP and PG-VI, PGLP assigned its remaining 47,525 Common Units to PG-VI. In connection with the Loan Agreement, dated as of December 18, 1998 (the "Loan Agreement"), between PG-VI and LaSalle, PG-VI pledged its 47,525 Common Units to LaSalle, pursuant to the terms of the Pledge Agreement, dated as of December 18, 1998 (as amended, the "Pledge Agreement"), between PG-VI and LaSalle, in order to secure its obligations under the Loan Agreement.

                  Pursuant to the Registration Rights Agreement, dated as of December 15, 1997, between the Issuer, Prime Group Realty, L.P. and H Group L.L.C., the Issuer granted to H Group L.L.C. certain demand registration rights. Pursuant to the Assignment Agreement, dated as of February 8, 1999 (the "Assignment Agreement"), between PG-VI and H Group L.L.C., a Delaware limited liability company, PG-VI purchased 256,572 Common Units, with their corresponding registration rights, from H Group L.L.C. for an aggregate purchase price of $3,848,580. Pursuant to the First Amendment to Loan Documents, Consent and Limited Release, dated as of January 29, 1999 between PG-VI and LaSalle ("First Amendment to Loan Documents"), LaSalle consented to the pledge by PG-VI of such 256,572 Common Units as replacement collateral under the Pledge Agreement.

                  The Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P., dated as of November 17, 1997 (as amended, the "Partnership Agreement"), among the Issuer, the Nardi Group, L.L.C., a Delaware limited liability company, and the Limited Partners, as defined therein, sets for the exchange rights applicable to the Common Units issued in connection with the formation and initial public offering of the Issuer and contains certain customary restrictions on transfer applicable to holders of the Common Units.

                  The Agreement of Limited Partnership of Primestone Investment Partners, L.P., dated as of November 17, 1997 (the "Primestone Agreement"), among PG/Primestone, L.L.C., a Delaware limited liability company, BRE/Primestone Investment Management L.L.C., a Delaware limited liability company, and BRE/Primestone Investment L.L.C., a Delaware limited liability company, sets forth the ability of PG/Primestone, L.L.C., as the managing general partner of Primestone, to control the Common Units directly owned by Primestone. Mr. Reschke has the ability to control PG/Primestone, L.L.C. by virtue of his controlling interest in PGI, the Administrative Member of PG/Primestone, L.L.C.

                  Pursuant to the Lock-Up Agreement, dated as of November 11, 1997 (the "Lock-Up Agreement"), between Primestone and Prudential Securities Incorporated, Primestone agreed not to, without the consent of Prudential Securities Incorporated on behalf of the underwriters for the Issuer's initial public offering, exchange 4,569,893 of its Common Units until November 11, 1998 nor exchange its remaining 3,375,000 Common Units until November 11, 1999.

                  Pursuant to the Security Agreement, Primestone pledged its Common Units to PSCC in order to secure its obligations under the Credit Agreement.

                  Each of the Formation Agreement, the Registration Rights Agreement and the Partnership Agreement, as amended, are identified as Exhibits 1, 3 and 8-35, respectively, and incorporated herein by reference. The Credit Agreement, Loan Agreement, Assignment and Assumption Agreement, Pledge Agreement, First Amendment to Loan Documents, certain amendments to the Partnership Agreement, Primestone Agreement, Lock-Up Agreement, Security Agreement and a Joint Filing Statement are attached hereto as Exhibits 2, 4, 5, 6, 7, and 36-45, respectively, and incorporated herein by reference.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.       DESCRIPTION
-----------       -----------
Exhibit 1         Formation Agreement, dated as of November 17, 1997, among the
                  Issuer, Prime Group Realty, L.P., a Delaware limited
                  partnership, Prime Group Realty Services, Inc., a Maryland corporation, PGI, PGLP, and Jeffrey A. Patterson, as filed as an exhibit to the Company's Annual Report on Form 10-K (No.
                  1-13589) for the year ended December 31, 1997 and incorporated by reference herein

Exhibit 2         Credit Agreement, dated as of November 17, 1997, between
                  Primestone and Prudential Securities Credit Corporation

Exhibit 3 Registration Rights Agreement, dated as of November 17, 1997, among the Issuer, Edward S. Hadesman Trust Dated May 22, 1992,
                  Grandville/Northwestern Management Corporation, an Illinois corporation, Carolyn B. Hadesman Trust Dated May 22, 1992,
                  Lisa Hadesman 1991 Trust, Cynthia Hadesman 1991 Trust, Tucker
                  B. Magid, Frances S. Shubert, Grandville Road Property, Inc., an Illinois corporation, Sky Harbor Associates, an Illinois limited partnership, Primestone, PGLP and Jeffrey A.
                  Patterson, as filed as an exhibit to the Company's Annual
                  Report on Form 10-K (No. 1-13589) for the year ended December
                  31, 1997 and incorporated herein by reference

Exhibit 4         Loan Agreement, dated as of December 18, 1998, between LaSalle
                  National Bank and Prime Group VI, L.P.

Exhibit 5         Assignment and Assumption Agreement, dated as of December 18,
                  1998, between Prime Group Limited Partnership and Prime Group
                  VI, L.P.

Exhibit 6         Pledge Agreement, dated as of December 18, 1998, between
                  LaSalle National Bank and Prime Group VI, L.P.

Exhibit 7         First Amendment to Loan Documents, Consent and Limited
                  Release, dated as of January 29, 1999, between LaSalle
                  National Bank and PG-VI

Exhibit 8         Amended and Restated Agreement of Limited Partnership of Prime
                  Group Realty, L.P., dated as of November 17, 1997, between the
                  Issuer, the Nardi Group, L.L.C., a Delaware limited liability company, and the Limited Partners (as defined therein), as filed as an exhibit to the Issuer's Annual Report on Form 10-K
                  (No. 1-13589) for the year ended December 31, 1997 and incorporated herein by reference

Exhibit 9         Amendment No. 1 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  December 15, 1998, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-11 (No.
                  333-51599) and incorporated herein by reference

Exhibit 10        Amendment No. 2 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  December 15, 1998, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-11 (No.
                  333-51599) and incorporated herein by reference

                                      15


Exhibit 11        Amendment No. 3 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  January 15, 1998, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-11 (No.
                  333-51599) and incorporated herein by reference

Exhibit 12        Amendment No. 4 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  February 13, 1998, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-11 (No.
                  333-51599) and incorporated herein by reference

Exhibit 13        Amendment No. 5 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  March 13, 1998, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-11 (No.
                  333-51599) and incorporated herein by reference

Exhibit 14        Amendment No. 6 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  March 25, 1998, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-11 (No.
                  333-51599) and incorporated herein by reference

Exhibit 15        Amendment No. 7 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  April 15, 1998, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-11 (No.
                  333-51599) and incorporated herein by reference

Exhibit 16        Amendment No. 8 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  May 15, 1998, as filed as an exhibit to Amendment No. 2 to the Issuer's Registration Statement on Form S-11 (No. 333-51599) and incorporated herein by reference

Exhibit 17        Amendment No. 9 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  June 5, 1998, as filed as an exhibit to the Issuer's Quarterly
                  Report on Form 10-Q (No. 1-13589) for the quarterly period ended June 30, 1998 and incorporated herein by reference

Exhibit 18        Amendment No. 10 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  June 15, 1998, as filed as an exhibit to the Issuer's
                  Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended June 30, 1998 and incorporated herein by reference

Exhibit 19        Amendment No. 11 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  July 15, 1998, as filed as an exhibit to Post-Effective
                  Amendment No. 1 to the Issuer's Registration Statement on Form
                  S-11 (No. 333-51935) and incorporated herein by reference

Exhibit 20        Amendment No. 12 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  August 14, 1998, as filed as an exhibit to Post-Effective
                  Amendment No. 1 to the Issuer's Registration Statement on Form
                  S-11 (No. 333-51935) and incorporated herein by reference

                                      16


Exhibit 21        Amendment No. 13 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  September 15, 1998, as filed as an exhibit to Amendment No. 1 to Post-Effective Amendment No. 1 to the Issuer's Registration
                  Statement on Form S-11 (No. 333-51935) and incorporated herein by reference

Exhibit 22        Amendment No. 14 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  October 15, 1998, as filed as an exhibit to Amendment No. 2 to the Issuer's Registration Statement on Form S-3 (No.
                  333-64973) and incorporated herein by reference

Exhibit 23        Amendment No. 15 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  November 16, 1998, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-3 (No.
                  333-64973) and incorporated herein by reference

Exhibit 24        Amendment No. 16 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  December 15, 1998, as filed as an exhibit to Post-Effective
                  Amendment No. 3 to the Issuer's Registration Statement on Form
                  S-3 (Registration No. 333-51935) and incorporated herein by reference

Exhibit 25        Amendment No. 17 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  January 15, 1999, as filed as an exhibit to the Issuer's
                  Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended March 31, 1999, and incorporated herein by reference

Exhibit 26        Amendment No. 18 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  February 15, 1999, as filed as an exhibit to the Issuer's
                  Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended March 31, 1999 and incorporated herein by reference

Exhibit 27        Amendment No. 19 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  March 15, 1999, as filed as an exhibit to the Issuer's
                  Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended March 31, 1999 and incorporated herein by reference

Exhibit 28        Amendment No. 21 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  April 15, 1999, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-3 (No.
                  333-70369) and incorporated herein by reference

Exhibit 29        Amendment No. 22 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  April 22, 1999, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-3 (No.
                  333-70369) and incorporated herein by reference

Exhibit 30        Amendment No. 23 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  May 15, 1999, as filed as an exhibit to Amendment No. 1 to the Issuer's Registration Statement on Form S-3 (No. 333-70369) and incorporated herein by reference

                                      17


Exhibit 31        Amendment No. 24 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  June 15, 1999, as filed as an exhibit to the Issuer's
                  Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended June 30, 1999 and incorporated herein by reference

Exhibit 32        Amendment No. 25 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  July 14, 1999, as filed as an exhibit to the Issuer's
                  Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended September 30, 1999 and incorporated herein by reference

Exhibit 33        Amendment No. 26 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  July 15, 1999, as filed as an exhibit to the Issuer's
                  Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended September 30, 1999 and incorporated herein by reference

Exhibit 34        Amendment No. 27 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  August 16, 1999, as filed as an exhibit to the Issuer's
                  Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended September 30, 1999 and incorporated herein by reference

Exhibit 35        Amendment No. 28 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  September 15, 1999, as filed as an exhibit to the Issuer's
                  Quarterly Report on Form 10-Q (No. 1-13589) for the quarterly period ended September 30, 1999 and incorporated herein by reference

Exhibit 36        Amendment No. 29 to the Amended and Restated Agreement of
                  Limited Partnership, of Prime Group Realty, L.P., dated as of
                  October 15, 1999

Exhibit 37        Amendment No. 30 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  November 15, 1999

Exhibit 38        Amendment No. 31 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  December 15, 1999

Exhibit 39        Amendment No. 32 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  December 30, 1999

Exhibit 40        Amendment No. 33 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  January 15, 2000

Exhibit 41        Amendment No. 34 to the Amended and Restated Agreement of
                  Limited Partnership of Prime Group Realty, L.P., dated as of
                  February 15, 2000

Exhibit 42        Agreement of Limited Partnership of Primestone Investment
                  Partners, L.P., dated as of November 17, 1997, between
                  PG/Primestone, L.L.C., a Delaware limited liability company, BRE/Primestone Investment Management L.L.C., a Delaware limited liability company, and BRE/Primestone Investment
                  L.L.C., a Delaware limited liability company

Exhibit 43        Lock-Up Agreement, dated as of November 11, 1997, between
                  Primestone and Prudential Securities Incorporated

                                      18


Exhibit 44 Pledge and Security Agreement, dated as of November 17, 1997, between Primestone Investment Partners, L.P. and Prudential
                  Securities Credit Corporation

Exhibit 45        Joint Filing Statement, dated March 8, 2000, by each of
                  Michael W. Reschke, The Prime Group, Inc., PG/Primestone,
                  L.L.C. and Primestone Investment Partners, L.P.

                  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry. Pursuant to Rule 13d-4 under the Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.


                                     SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                             /s/ Michael W. Reschke
                                             ----------------------------------
                                             Michael W. Reschke


                                             Dated: March 8, 2000

                                    SIGNATURE

                  After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

                                           PRIMESTONE INVESTMENT PARTNERS, L.P.

                                           By: PG/Primestone, L.L.C.,
                                               its managing general partner

                                           By: The Prime Group, Inc.,
                                               its Administrative Member


                                           By:  /s/  Michael W. Reschke
                                                ------------------------------
                                           Name:     Michael W. Reschke
                                           Title:    President


                                           Dated: March 8, 2000

                                    SIGNATURE


                  After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

                                           PG/PRIMESTONE, L.L.C.

                                           By: The Prime Group, Inc.,
                                               its Administrative Member


                                           By:  /s/  Michael W. Reschke
                                               ------------------------------
                                           Name:     Michael W. Reschke
                                           Title:    President


                                           Dated: March 8, 2000

                                    SIGNATURE


                  After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

                                           THE PRIME GROUP, INC.


                                           By:  /s/  Michael W. Reschke
                                               ------------------------------
                                           Name:     Michael W. Reschke
                                           Title:    President


                                           Dated: March 8, 2000